Exhibit 99.3 INSURANCE + SENIOR CARE MAKE LIFE BETTER China Life's Distinctive Senior Care Ecosystem 31 October 2023｜Tianjin

FORWARD- LOOKING STATEMENT Certain statements contained in this presentation may be viewed as“forward-lookingstatements” as defined by Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may mean that the actual performance, financial condition or results of operations of the Company could be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in theCompany’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission, or SEC, on 21 April 2023; and in theCompany’s other filings with the SEC. You should not place undue reliance on these forward-looking statements. Unless otherwise stated, all information provided in this presentation is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law. Unless otherwise indicated, the Chinese insurance market information set forth in this presentation is based on public information released by the National Administration of Financial Regulation (NAFR). Note: The financial data contained in this presentation have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited.

Intention Dedication Confidence

Intention

Intention｜Response to Changes and Policy Supports National policies to encourage and regulate the participation of Population Aging commercial insurance companies in the senior-care service system 15% of the population is aged 65 or over Participate in the creation of a Increased by 5pps Medium- and Long-term Plan for multi-level and multi-pillar Responding Proactively to Population 2019 senior care service system in the past 10 years Aging Promote the integration of Life Expectancy health and senior care services Encouragements Guiding Opinions on Further Promoting Increasing the Development of Integrated Elderly Pension and care insurance 2022 Care and Medical Services innovation 78 years of average life span Insurance investments in the An increase of senior care industry Guideline to Promote the Development of 1 year every 5 years National Undertakings for the Aged and 2022 Improve the Elderly Care Service System Planning “Insurance + Senior Birth Rate Care Community” Declining Notice on Matters Concerning Regulating Regularization Insurance Companies’ Linking Insurance 2023 Setting entry barriers Birth rate at 0.7% Products Sales with Retirement Services A decrease of 0.6pps Emphasis on risk isolation in the past 10 years …… Great development potential for commercial insurance thanks to policy support and strong demands for senior care services 55 Source: National Bureau of Statistics, National Health Commission of the PRC.

Intention｜Meet Clients Needs Pension Parenting China Life’s insurance Senior Care Ecosystem Reassures Children Puts Seniors at Ease Under- Lack of Senior care Health saving care services insurance Risks Diseases Accidents Medical Health services management Caregiving to elderly parents Chinese traditional senior care mode China Life's closed loop for Insurance + with love as the bond Senior Care risk management 66

Intention｜Contribute to Company Development Insurance + Senior Care Client Sales Team Experience Reform Product Business Innovation Development Empower Meet business client needs development Extend the value and service chain of insurance 77

Intention｜Clear Strategic Positioning China Life is committed to its original aspiration of “Serving the Overall Interests of National Development and Safeguarding People’s Wellbeing”, fully launching the Healthcare and Senior Care Project, and clearly positioning the construction of the healthcare and senior care ecosystem as the Company’s long-term development strategy. 88

Dedication 99

Dedication｜Principles for the Construction of China Life's Senior Care Ecosystem Adhere to Adhere to customer- long-termism centric approach Adhere to market- Adhere to rolling oriented operation development 10 10

Dedication｜Development Goal of Senior Care Ecosystem Build a high-quality and efficient management system for senior care services with enhanced assets/liabilities interaction, to rapidly establish the capability for health and senior care service offerings in selected cities to better satisfy clients’ diversified needs. Create a closed-loop of “products-services-payment” system, facilitate the Company’s transformation from risk compensation to full-chain risk management, make “insurance + senior care services” the Company’s new growth driver, and become a strong force in strengthening the social security system, and improve people’s wellbeing and quality of life. 11 11

Dedication｜Development Model for Senior Care Services in City Centers and Ancillary Areas Centralize resources to City centers prioritize meeting clients’ as the focus essential demands Residential 60% of clients prefer Seniors are most senior care senior care services concerned about Greater market demands services in in city centers locality in the city suburbs Higher occupancy rate Bigger advantages in 60% 44% assets/liabilities matching Community- based senior care services Multiple Meet the diversified needs of clients supply modes Home-based Long-stay senior care senior care Vigourous Health maintenance Health monitoring Social and entertainment services Long-stay and vacations Spiritual comfort elderly Semi-self-care Health Management Medical resources Social companionship elderly Illness nursing Daily care Elderly with Prolonging life span Medical resources Humanistic care disabilities and Illness nursing Daily care dementia 12 12 Source: Survey results

Perseverance｜Continuously Expanding Deployment of Senior-Care Facilities Cover about 30 cities by the end of the 14th Five-Year Plan Senior care Projects in progress offering (covering 13 cities) China Life Building (Hangzhou), Qingdao Senior care apartments Senior-care Apartment, Shenzhen Baochun in city centers Building, Kunming Just Project Senior care communities Suzhou Yajing, Tianjin Lejing, in suburbs Chengdu Jintang, Xiamen Lejing Healthcare and senior-care services Sanya Yijing, Beidaihe Project apartments for long-stay Community-based Four inclusive community projects in Shenzhen senior care services Home-based senior Beijing, Shanghai, Hangzhou, care services Guangzhou, Chengdu Symbols Beijing Capital city Tianjin Provincial administrative center Baoding Municipal administrative center Projects in progress Hetian County-level administrative center Undetermined International boundary Boundaries of Provinces, municipalities directly under the Central Government, autonomous regions First-batch of planned projects in 20 cities Boundaries of Special Administrative Region Drawing approval number: GS(2022)4309 Supervised by the Department of Natural Resources Planned as illustrated. Please refer to the actual sales details 13 13

Dedication｜Provide “Abundant, Professional and Safe” Senior Care Services Abundance • Catering for the elderly and Eating nutrition management Entertainment • Varieties of activities and entertainments • Beautiful and safe living Housing environment • University for the elderly Learning and expert forums • Specialized care and Nursing professional team • Multi-location living and Travelling long-stay in senior care • Medical services and Medical centers care health management Safe Professional 55 90%+ 470 667 24 hours Safety management Service standards Operational quality Customer Service indicators and regulations management satisfaction 14 14

Dedication | Diversified Pension Insurance Products

中国人寿 CHINA LIFE 上市20周年

Supply of diversified pension insurance products

01 Exclusive Pension Insurance Plan

- **Annuity + Care Package** - "Yiyang Ankang" annuity, long-term care insurance rider, etc.

02 Senior care based products

- **Pension and annuity series** - China Life Xinyao Niannian Annuity, etc.

03 Health insurance products

- Illness insurance series
- Medical insurance series
- Care insurance series

04 Individual pension products

- China Life Xinxiangbao Exclusive Commercial Pension Insurance, China Life Xinyibao Endowment Insurance, etc.

Play the role of insurance payment
Shoring up for retirement

Cumulative survival payment and Pension

Over RMB 400 billion

Optimized system *Flexible portfolio* *Wide coverage* *Highly tailor-made*

15

Dedication | Establish a Convenient and Warm-hearted Service Delivery System Established a dedicated team of senior care planners to provide tailor-made Dedicated team comprehensive solutions for clients Online + Offline Launched the elderly mode, the first mobile application in the China Life APP insurance industry to obtain the barrier-free logo Senior care service Team + Service delivery outlets Client system service Exclusive services of one-ring through, one-click transfer and hotline one-hotline instant connection 95519 Counter Universal + Launched a series of considerate services for the elderly and set up service Exclusive dedicated counters nationwide network 16 16

Dedication | Enhanced Full Process Management of Senior Care Ecosystem



China Life's ecological operation management platform for senior care
Clients and their children
Life insurance APP
Mini programs (for the elderly, children, caregivers, etc.)
WeChat official account
Service hotline
Sales personnel (China Life e-Shop/cloud assistant)
Client management
User information
Rights
Order management
Shopping cart
Order dispatching
Service evaluation
Service project management
Product design
Product management
Service tracking
Marketing activity management
Activity planning
Activity Organization
Activity Implementation
Supplier management
Contract signing
Payment and settlement
Entry and exit
Monitoring statistics and data management
7 x 24 hours
Coordinate with the China Life Group's direct/integrated suppliers
Service provider A
• Order receiving
• Order information maintenance
Service provider B
Service provider C
Approved senior care institutions or senior care service integrators have to meet China Life's standards
Operations
China Life: set standards, manage processes, make evaluations and strictly supervise
Suppliers: providing quality service

17

Confidence

Confidence | Matching Insurance + Senior Care with China Life's Characteristics Features of the China Life's senior care industry characteristics Long cycle Robustness Large Safety investment Complex Professional operation 19 19

Confidence | Superior Strength and Sound Operations 内含价值 Gross written Embedded value premiums Solvency ratio No. 1 in the No. 1 since the Long-term Remaining strong continuously leaders in business industry since insurance separated Strong and value solvency public listing operation Net profit Total assets Integrated risk rating for insurance companies Recorded profits Positive growth Risk control and Business performance since public for 15 consecutive management remain Rated A for 21 consecutive quarters enhanced listing years safe and robust continuously Greater resistance to shocks Stronger stamina for long-distance run 20 20

Confidence | Know Clients Better Profiles of middle-aged and senior client group of China Life Strong Categorized a demands for Corporate client great number Prefer warm senior care of clients human touch resources services Accumulatively offered services Conducted to individuals customer research via 597 million Trust in the Strong financial Reality focused surveys China Life strength Risk aversion brand 21 21

Confidence | Service Network Covering the Entire Country Geographic penetration and distribution of customer service Heilongjiang Jilin Sales force Xinjiang Liaoning 720,000 Inner Mongolia Beijing Gansu Dalian Tianjin Symbols Beijing Capital city Hebei Tianjin Provincial administrative center Distribution channels Shanxi Qingdao Baoding Municipal administrative center Qinghai Ningxia Hetian County-level administrative center Shandong Undetermined Individual agent business, International boundary Boundaries of Provinces, municipalities directly under the bancassurance, group channel, Central Government, autonomous regions Shaanxi Henan Jiangsu Boundaries of Special Administrative Region health insurance business and Tibet Shanghai online insurance channel Drawing approval number: GS(2022)4309 Supervised by the Department of Natural Resources Hubei Sichuan Anhui Chongqing Zhejiang Branches and sub-branches Significantly above average Ningbo Jiangxi Hunan Guizhou Above average 18,000 Fujian Yunnan Covering urban and Below average Xiamen Guangxi Guangdong rural areas nationwide Taiwan Significantly below average Shenzhen Hong Kong Macao Penetration rate = Long-term insurance clients or insured clients/permanent resident population. Permanent resident population statistics as at the end of 2020. Hainan Population in provinces excluded the population in cities with independent planning. 22 22

Confidence | Own a Network of Professional Healthcare and Senior Care Resources Medical Medical Digital Life science technology services healthcare 华西牙科 More than 50 leading More than 30 local More than 60 large-scale enterprises in the healthcare governments enterprises and senior care sector 23 23

Looking ahead, China Life will ride on the momentum and quickly respond to market demands. From a tiny spark to a starry sky, we do our best to ensure that senior people are looked after properly, age with dignity, and find delights in life. Make retirement life simpler, make retirement life better!

THANK YOU